AB 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

15049627

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2015 WASH., D.C.

SEC FILE NUMBER
8- 67059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Hopmeadow Street, Suite 5
(No. and Street)

Simsbury (City) CT (State) 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Attilio A. Albani 860-264-1595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/16

OATH OR AFFIRMATION

I, Attilio A. Albani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Karen L. Lancaster

Notary Public

Karen L. Lancaster

My commission expires on Nov. 30, 2019

KAREN L. LANCASTER
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTP SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

PTP SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2014

PTP SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
PTP Securities LLC

We have audited the accompanying financial statements of PTP Securities LLC (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PTP Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 26, 2015

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$1,426,588
Due from affiliate	4,178
Accounts receivable	1,439,352
Prepaid rent	5,796
Security deposit	4,050
Property and equipment, net	11,755
TOTAL ASSETS	$ 2,891,719

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 161,364
Member's Equity	2,730,355
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,891,719

The accompanying notes are an integral part of these financial statements.

PTP SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Fee Income	$ 7,548,660
Reimbursed Expenses	4,718
Interest Income	1,080
TOTAL REVENUE	7,554,458
EXPENSES:	
Employee Compensation and Benefits	1,945,303
Professional Fees	97,848
Occupancy	69,136
Regulatory Fees	77,037
Communication and Data Processing	40,315
Depreciation Expense	3,990
Office and Other Expenses	297,351
TOTAL EXPENSES	2,530,980
NET INCOME	$ 5,023,478

The accompanying notes are an integral part of these financial statements.

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Member's equity - December 31, 2013	$ 2,257,116
Withdrawals	(4,550,239)
Net income	5,023,478
Member's equity - December 31, 2014	$ 2,730,355

The accompanying notes are an integral part of these financial statements.

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income		$ 5,023,478
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		3,990
(Increase) in operating assets:		
Accounts receivable	(460,264)	
Prepaid Rent	(5,796)	
Increase in liabilities:		
Accounts payable and accrued expenses	151,034	
Total adjustments		(315,026)
Net cash provided by operating activities		4,704,678
Cash flows from investing activities:		
Purchase of property and equipment		(7,764)
Cash flows from financing activities:		
Member withdrawals		(4,550,239)
Net cash used in financing activities		(4,550,239)
Net increase in cash		154,439
Cash at December 31, 2013		1,272,149
Cash at December 31, 2014		$ 1,426,588

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company specializes in private placements to institutional investors in the United States and Canada.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes private placement fee revenue when an investor is accepted into a private placement. Refundable retainer fees are deferred and applied against fee revenue when earned. Non-refundable retainer fees are recognized as revenue upon execution of the related agreement.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Furniture and equipment

Furniture and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years). Normal repair and maintenance costs are expensed as incurred.

Depreciation expense for the year ended December 31, 2014 was $3,990.

Subsequent events

The Company has evaluated subsequent events through February 26, 2015, which is the date the financial statements were available to be issued.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the company had $1,176,588 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,265,224 at December 31, 2014, which exceeds required net capital of $10,757 by $1,254,467. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.13 to 1.0.

NOTE 4. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, its sole member. Therefore no provision or liability for federal or state income taxes are required in these financial statements.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company has not recorded any reserves or related accruals for interest and pentalies for uncertain tax positions. The tax years that remain subject to examination are 2013, 2012, and 2011. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 5. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the member of the company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit sharing contribution. Contributions made to the plans for the year ended December 31, 2014 totaled $ 231,976.

NOTE 6. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2014, four customers accounted for approximately 79% of total revenues. In addition, three of these customers accounted for approximately 52% of accounts receivable at December 31, 2014.

NOTE 7. LEASES

On January 23, 2014, the Company renewed its office lease agreement through February, 2017. The agreement provides for monthly lease payments with annual increases as defined in the agreement. Future minimum lease payments due under this agreement are as follows:

Year Ending December 31,	Amount
2015	$ 30,480
2016	31,380
2017	2,615
	$ 64,475

Rent expense under this agreement was $28,925 for the year ended December 31, 2014.

NOTE 8. RELATED PARTY TRANSACTIONS

Due from affiliate of $4,178 represents non- interest bearing, unsecured advances on behalf of Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

SUPPLEMENTARY INFORMATION

PTP SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital	
Credits:	
Total member's equity	$ 2,730,355
Debits:	
Non-allowable assets	1,465,131
Net capital	1,265,224
Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggregate indebtedness)	10,757
Excess Net Capital	$ 1,260,224
Aggregate indebtedness	$ 161,364
Ratio of aggregate indebtedness to net capital	0.13 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17-5 Part IIA filing.

PTP SECURITIES, LLC

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
PTP Securities, LLC

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) PTP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PTP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) PTP Securities, LLC stated that PTP Securities, LLC met the identified exemption provisions for the period ended December 31, 2014 without exception. PTP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 26, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Attilio A. Albani, Jr.
Chief Executive Officer

PINNACLE
TRUST PARTNERS

Assertions Regarding Exemption Provisions

I, as the managing member of Pinnacle Trust Partners, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2014 to December 31, 2014.

By: [signature]

Attilio A. Albani, Jr., managing member

2/5/15
(Date)

540 Hopmeadow Street, Suite 5 • Simsbury, CT 06070 • 860-264-1595 / 860-264-1596 Fax
aalbani@pinnacletrustpartners.com • www.pinnacletrustpartners.com

PTP SECURITIES, LLC

AGREED - UPON PROCEDURES

December 31, 2014

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Hopmeadow Street, Suite 5
(No. and Street)

Simsbury	CT	06070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Attilio A. Albani 860-264-1595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Attilio A. Albani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Karen L. Lancaster

Notary Public

Karen L. Lancaster

My commission expires on Nov 30, 2019

KAREN L. LANCASTER
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
PTP Securities LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by PTP Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no material differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no material differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no material differences;

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 26, 2015

PTP SECURITIES, LLC

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2014

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment For the first half of the year ended December 31, 2014	7/15/2014	$ 8,562	
SIPC - 7 General Assessment For the year ended December 31, 2014	1/29/2015	10,078	$ 18,640
Total		$ 18,640	$ 18,640